June 15, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rolf Sundwall

David Irving

John Dana Brown

Justin Dobbie

Division of Corporation Finance

Office of Finance

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

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Re:	Capitol Investment Corp. V

Amendment No. 1 to Registration Statement on Form S-4

Filed May 25, 2021

File No. 333-254470

Ladies and Gentlemen:

On behalf of our client, Capitol Investment Corp. V (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 7, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission by the Company on May 25, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Comparable Company Analysis, page 94

1.	We note your response to our prior comment 12. Please discuss the fact that unlike Doma, Opendoor’s business model is focused on investing in real estate and owns real estate inventory. Explain what consideration was given to the significantly different economic drivers of the respective business.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Opendoor is a digital platform for residential real estate that primarily drives revenue through per-transaction charges related to the purchase of real estate from, and sale of real estate to, platform users, and not through speculation on real estate investments. Opendoor also earns revenue through services adjacent to its core real estate transaction business, including title and escrow services and mortgage lending, each of which are available through Opendoor’s platform. The efficiency of the platform is fueled by proprietary offline data and pricing algorithms.

June 15, 2021

There are no publicly traded companies within the narrower industry of companies with a full stack technology platform serving the title insurance and escrow services sectors in the United States. As such, the Company performed its relative valuation analysis of Doma based in part on publicly traded companies in the Proptech sector, which the Company determined was one of the most comparable sectors for Doma. In particular, within the Proptech sector, the Company focused on companies in the home buying sector.

Opendoor was determined to be one of the most comparable Proptech peers to Doma in the home buying sector because Opendoor’s technology platform is disrupting the ecosystem of home buying and selling by redesigning a historically highly manual process and converting it into a more automated, online and consumer-friendly process. Doma is bringing that same technological change to the title industry, which is a necessary step in the evolution and digitization of the home purchase process. Both companies primarily earn revenue on a per-transaction basis in connection with services provided to facilitate the sale and purchase of residential real estate, and therefore business results and growth prospects should largely be affected by the same economic drivers.

2.	We note your response to our prior comment 13. Please address here or in your risk factor disclosure the fact that the stock price for every company used in the comparable company analysis has been significantly lower than the stock price on March 1, 2021, which was the price used in the comparable company analysis. As appropriate, also explain that the comparable company analysis was the primary model that Capitol relied upon.

Response: The Company acknowledges the Staff’s comment and has revised pages 21 and 95 of the Registration Statement accordingly.

Notes to Consolidated Financial Statements

6. Liability for loss and loss adjustment expenses, page F-83

3.	We acknowledge your response to our prior comment 17. Please explain to us why the reported loss emergence was lower than expected for all periods presented. In this regard, your disclosure on page F-83 indicates a reduction in your prior year loss projections of at least 10% recognized during 2019 and 2020.

Response: The Company acknowledges the Staff’s comment and has revised page F-82 of the Registration Statement to provide more detail on the impact of “incurred but not reported” development and the favorable prior year development for both 2020 and 2019.

The reported loss emergence for both periods is due to two primary factors. First, the actuarial assumptions underlying Doma’s selected ultimate loss estimates consider nationwide title insurance industry benchmark loss ratios for more recent policy years where there is not sufficient actual history for Doma. As Doma’s claims experience matures and Doma’s data becomes more representative for those policy years, less consideration is given to industry-based benchmark loss ratios. Actuarially projected loss ratios based on Doma’s claims experience continue to be lower than industry benchmarks from a current positive underwriting cycle. Secondly, the industry benchmarks used by Doma’s actuaries are based on long-term averages and incorporate adjustments to reflect Doma’s mix of business by state. Long-term average loss ratios, which consider a more complete view of the title insurance underwriting cycle, are higher than the ultimate loss ratios projected from the emerging experience on Doma’s recent policy years. Doma believes this is reflective of the current positive underwriting cycle. As a result, Doma’s selected loss estimates at December 31, 2020 and December 31, 2019 have decreased relative to prior periods as more consideration is given to Doma’s actual experience. Future underwriting cycles could reflect an outcome that is more in line with industry averages or higher. Doma continually monitors its actuarial assumptions in consideration of the changes in its underlying business and experience as losses emerge.

June 15, 2021

15. Commitments and contingencies, page F-94

4.	We acknowledge your response to our prior comment 18. The proposed judgement you disclose in the risk factor on page 57 appears to be material to your financial statements. Explain to us why the litigation would not require disclosure under ASC 450-20-50, or revise your disclosure, or revise your disclosures here and on page F-57 accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in Doma management’s assessment of the facts and circumstances, it is not probable or reasonably possible that the resolution of the Cortina Litigation (as described in the risk factor on pages 57-58 of the Registration Statement), will result in the incurrence of a liability.

Pursuant to ASC 450-20-50, Doma regularly evaluates the probability of a potential loss of all its litigation, claims or assessments to determine whether a liability has been incurred. If a potential loss is determined to be probable, and the amount of the loss can be reasonably estimated, Doma recognizes an accrued liability. If it is determined that a potential loss is less than probable, Doma assesses whether a potential loss is reasonably possible, and discloses the information unless it determines that such information would not be material to its financial statements.

During each reporting period, Doma consults and discusses with internal counsel and, as appropriate, outside counsel the merits of any cases, including but not limited to the status of the proceeding, the nature of the dispute, factual bases, development, legal support (or lack thereof) for the plaintiff’s claims of liability, whether the damages/penalties sought by the plaintiff are supported or unwarranted, the probability of an unfavorable outcome of the case, whether a reasonable estimate can be made for such case and whether it is possible to evaluate the amount or range of possible loss. Based on such consultation with internal and, as appropriate, outside counsel, Doma evaluates and determines whether a reasonable estimate can or cannot be made for a matter, or whether an estimate of the possible loss or range of loss can be made for matters in which a potential loss is not probable, but reasonably possible or whether an accrued liability is required for each matter when a potential loss is determined to be probable and the amount of loss can be reasonably estimated.

Doma considered the guidance in paragraph 450-20-50-4 that requires for loss contingencies where there is at least a reasonable possibility that a loss could occur in excess of amounts accrued that Doma disclose both “(a) the nature of the contingency and (b) an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.”

June 15, 2021

Doma does not presently believe a liability resulting from the Cortina litigation is probable or reasonably possible because Doma believes that the subsidiary of Doma Holdings, Inc. named in the Cortina litigation was improperly joined as a newly named party in the proceeding without due process, and without legal or factual basis. The Cortina lawsuit was filed in April 2007, at a time when Doma’s subsidiary, North American Title Company, Inc., did not exist. The subsidiary was first incorporated in January 2018 as States Title FTS Title Company, and changed its name to “North American Title Company, Inc.” in January 2019. The subsidiary is not the entity that employed the Cortina class members during the class period between 2003 and 2021 since it did not even exist prior to 2018. The subsidiary was also never served with a summons and the current complaint through its agent for service as required by California law.

Doma management believes that it has reasonably concluded that any loss to Doma related to the Cortina Litigation is not probable or reasonably possible and that additional disclosures to Doma’s financial statements included in the Registration Statement are not necessary or required.

While Doma concluded that no disclosure of the Cortina Litigation in its financial statements was required, Doma included a description of the Cortina Litigation in its general litigation risk factors to avoid any potential investor confusion concerning the circumstances of the litigation, as the lawsuit is a matter of public record.

In response to the Staff’s comment, however, Doma has revised the disclosure in the risk factor on page 58 of the Registration Statement regarding the Cortina Litigation to clarify management’s assessment that Doma does not believe that there is a reasonable possibility that the final outcome of the Cortina Litigation will have an adverse effect on Doma’s future financial results.

*     *     *     *

June 15, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2139 or my colleague, Christopher J. Clark, at (202) 637-2374.

Very truly yours,

/s/ Rachel W. Sheridan
Rachel W. Sheridan
of LATHAM & WATKINS LLP

cc:	Mark D. Ein, Capitol Investment Corp. V
Eric Watson, Doma Holdings, Inc.
Paul F. Sheridan, Latham & Watkins LLP
Jason M. Licht, Latham & Watkins LLP
Christopher J. Clark, Latham & Watkins LLP
Stephen Salmon, Davis Polk & Wardwell LLP